Exhibit 99.1

Intec Pharma Ltd.

______________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 21, 2016

Notice is hereby given that the special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6701101, Israel on April 21, 2016, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To re-elect each of Messrs. Gil Bianco and Issac Silberman as an external director for a period of three years;

2.	To approve the grant of options to the external directors; and

3.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer).

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the "Shares") present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposal 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on March 21, 2016, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposals by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on April 21, 2016).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than April 11, 2016. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, April 28, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

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The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi or Mr. Oren Mohar (tel: +972-2-586-4657).

By Order of the Board of Directors,

Giora Carni
Chairman of the Board of Directors

Tel-Aviv, Israel

March 25, 2016

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INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

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PROXY STATEMENT

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SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 21, 2016

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or "Shares"), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on Thursday, April 21, 2016, at 4:00 p.m. Israel time at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6702101, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals:

1.	To re-elect each of Messrs. Gil Bianco and Issac Silberman as an external director for a period of three years;

2.	To approve the grant of options to the external directors; and

3.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer).

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on March 21, 2016 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on March 21, 2016, the Company had outstanding 11,448,191 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel, no later than 4 hours prior to the Meeting, that is on or before April 21, 2016, at 12:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Nir Sassi; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

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A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than April 11, 2016.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 25, 2016. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, April 28, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposal 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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PROPOSAL NO. 1

ELECTION OF EXTERNAL DIRECTORS

At the Meeting, shareholders will be asked to re-elect each of Gil Bianco and Issac Silberman as an external director of the Company for an additional period of three years.

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. An external director serves for a term of three years, which may be extended for additional two terms of three years each. An external director can be removed from office only under very limited circumstances.  All of the external directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one external director must serve on each other committee of our Board.

Our Board has determined that our two external directors also meet the independence standards under the rules of the NASDAQ Stock Market and have all necessary qualifications required under the Companies Law to be considered an "expert external director."

Further, our Board has determined that the minimum number of directors of our Company who are required to have accounting and financial expertise is one, and that both Gil Bianco and Issac Silberman have accounting and financial expertise and possess professional qualifications as required under the Companies Law. In addition, our Board affirmatively determined that Gil Bianco is an audit committee financial expert as defined by the Commission rules and has the requisite financial experience as defined by the rules of the NASDAQ Stock Market.

Herein below are details on the external directors standing for re-election:

Mr. Gil Bianco has served as one of our external directors since April 2010. From November 2009 to November 2012, Mr. Bianco served as a director of D-Pharm Ltd., an Israeli public biopharmaceutical company, and from May 2007 to May 2010, Mr. Bianco served as a director of BioLineRx Ltd. (NASDAQ: BLRX), a clinical-stage biopharmaceutical development company. From December 2003 to December 2009, Mr. Bianco served as an external director of the Tel Aviv Stock Exchange Ltd. Prior to that, from 2001 to 2003, Mr. Bianco served as chief executive officer of Agis Industries Ltd., a pharmaceutical manufacturer. Mr. Bianco currently serves as an external director at Mazor Robotics Ltd. (NASDAQ: MZOR and TASE: MZOR.TA), a medical device company. Mr. Bianco is also a director of several private companies in the fields of biotech and medical devices. Mr. Bianco holds a B.A. in economics and accounting from Tel-Aviv University in Tel-Aviv, Israel and is a certified public accountant in Israel.

Mr. Issac Silberman has served as one of our external directors since April 2010. Since 2007, Mr. Silberman has also served as a special investment advisor at Sullam Holdings L.R. Ltd., a financial services corporation in the Lenny Recanati Group, focusing primarily on investments in high-tech, biotechnology and real estate companies. Mr. Silberman also serves as a director in other private Israeli companies, and has over 20 years of prior experience as an executive officer of various public and private companies. Mr. Silberman holds a B.A. in economics and accounting from Tel Aviv University in Tel Aviv, Israel, and he is a certified public accountant in Israel.

Each of the external director nominees has certified to us that he complies with all requirements under the Companies Law for serving as an external director. Such certifications will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Gil Bianco and Issac Silberman, to serve as an external director of the Company for an additional period of three years.”

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PROPOSAL NO. 2

APPROVAL OF GRANT OF OPTIONS TO THE EXTERNAL DIRECTORS

At the Meeting, shareholders will be asked to approve the grant of options to the external directors who are appointed to the Company’s Board.

Our external directors will be entitled to cash compensation in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000 ("Compensation Rules"). Such fee is currently composed of an annual payment in the sum of NIS 83,480 (approximately $21,455) and NIS 4,390 (approximately $1,128) per each meeting of the Board (or its committees) attended.  In the event that an external director attends a meeting by phone or a resolution is adopted by a written consent, then the fees for such actions shall be NIS 2,634 (approximately $677) and NIS 2,195 (approximately $564), respectively. The payment of such cash compensation was approved by our compensation committee and Board, and, in accordance with the Compensation Rules, is not subject to the approval of our shareholders.

In addition to the cash fee above, our compensation committee and Board have approved the grant of options to purchase up to 22,500 Ordinary Shares under the terms described hereunder, to each of the external directors, following of, and subject to, his re-election to serve as an external director of the Company (the “External Director Grant”). The External Director Grant is inconsistent with our compensation policy and therefore, in accordance with Section 273(b) of the Companies Law, is subject to the approval of the Company’s shareholders by a special majority.

If approved by the Meeting, the terms of the External Director Grant will be as follows:

(i)	the vesting schedule of the options will be over a three (3) year period with one third of such options vesting on each anniversary of the grant;

(ii)	the term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company;

(iii)	the exercise price will be equal to the average closing price per share of the Ordinary Shares traded on Nasdaq over the thirty (30) day calendar period preceding the date of the Meeting; and

(iv)	the grants will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version].

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the external directors who are re-elected, following of, and subject to, their re-election, as further provided in the Company's proxy statement, dated March 25, 2016.”

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PROPOSAL NO. 3

APPROVAL OF GRANT OF OPTIONS TO DIRECTORS OF THE COMPANY (OTHER THAN EXTERNAL DIRECTORS, THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS AND ANY DIRECTOR THAT SERVES AS AN OFFICER).

At the Meeting, shareholders will be asked to approve the grant of options to the directors of the Company (other than external directors (such grant is brought to the approval of shareholders under Proposal 2), the chairman of the Board and any director that serves as an officer), following of, and subject to, their election or re-election to serve as directors of the Company at the first annual general meeting of the shareholders of the Company following the Meeting.

The compensation currently paid to our directors is composed of an annual payment in the sum of NIS 49,875 (approximately $12,795) and NIS 2,575 (approximately $662) per each meeting of the Board (or it committees) attended.  In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fees for such actions are NIS 1,545 (approximately $397) and NIS 1,288 (approximately $331), respectively.

In addition to the cash fee payable to our directors, our compensation committee and Board have approved the grant of options to purchase up to 22,500 ordinary shares of the Company under the terms described hereunder, to each director of the Company, other than external directors, the chairman of the Board and any director that serves as an officer, following of, and subject to, his or her election or re-election to serve as a director of the Company, as applicable, at the first annual general meeting of the shareholders of the Company following the Meeting (the “Qualified Director Grant”).

If approved by the Meeting, the Qualified Director Grant terms will be as follows:

(i)	the vesting schedule of the options will be over a three (3) year period with a one third of such options vesting on each anniversary of the grant;

(ii)	the term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company;

(iii)	the exercise price will be equal to the average closing price per share of the Ordinary Shares traded on Nasdaq over the thirty (30) day calendar period preceding the date of the first annual general meeting of the Company following the Meeting; and

(iv)	the grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version].

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to each director (other than external directors, the chairman of the Board and any director that serves as an officer), following of, and subject to, his or her election or re-election to serve as a director of the Company at the first annual general meeting of the shareholders of the Company following the Meeting, as further provided in the Company's proxy statement, dated March 25, 2016.”

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Giora Carni
Chairman of the Board of Directors

March 25, 2016

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